

October 14, 2014

<u>Via E-Mail</u>
Joseph R. Paul
Chief Financial Officer
The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240

     Re: **The Davey Tree Expert Company**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 10, 2014
             File No. 000-11917

Dear Mr. Paul:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Linda Cvrkel

           Linda Cvrkel
           Branch Chief